Exhibit 99.1

WSP HOLDINGS LIMITED

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Mr. Thi Yip Kok, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
Website: http://www.wsphl.com	Website: http://www.ccgir.com

WSP Holdings Acquires Steel Manufacturing Company

Wuxi, China, July 28, 2008 —WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that Wuxi Seamless Oil Pipes Company Limited (“WSP China”), one of its wholly owned subsidiaries, has signed an agreement with Hebei Bishi Industry Group Co., Ltd. (“Bishi”) to acquire 100% equity ownership of Tuoketuo County Mengfeng Special Steel Co., Ltd. (“Mengfeng”), a wholly owned subsidiary of Bishi.

Located in Inner Mongolia, China, Mengfeng primarily engages in the manufacture of crude steel billets with designed annual capacity of 600,000 tonnes of crude steel per year. Mengfeng’s location gives it access to rich mine resources. It also benefits from a number of industrial development tax policies under China’s National Development Campaign of the Western Regions.

WSP China will pay RMB276.8 million in cash for the acquisition of Mengfeng. Payment will be made in two installments. The first installment of RMB141.2 million has been made and the second installment of approximately RMB135.6 million will be made in December 2009.

WSP China plans to spend a capital expenditure of an estimated RMB50 million to upgrade Mengfeng’s production technology and continue construction of a new iron production line. Plans call for crude steel production capacity to be expanded to an estimated 800,000 tonnes per year, and iron production capacity to be developed which will eventually reach an estimated 450,000 tonnes per year.

“This acquisition is part of WSP Holdings’ plan to become a vertically integrated business. Purchase of Mengfeng gives us the ability to produce steel billets, ensuring that our OCTG manufacturing has access to adequate supplies of raw materials. We expect that Mengfeng will eventually supply 70% of the steel billets used by WSP China. Ownership of iron and crude steel production facilities allows us to expand our metallurgical research and develop specialized alloys for use in high-end non-API OCTG products,” said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. “Steel billets account for over 80% of our OCTG production costs. This upstream acquisition should help us stabilize the supply, quality and cost of an important raw material, providing us with competitive advantages in the domestic and international OCTG markets.”

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world.

Safe Harbor Statements

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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